# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AstroNova, Inc., CIK 0000008146
CUSIP: 04638F108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 E GREENWICH AVENUE, WEST WARWICK, Rhode Island (RI), 02893
Date of event which requires filing of this statement: 03/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001815572
Persons authorized to receive notices and communications: Samir Patel, 1452 Hughes Road, Suite 200 #582, Grapevine, Texas (TX), 76051, 682-553-8302

## Reporting persons
- ASKELADDEN CAPITAL MANAGEMENT LLC (CIK 0001815572): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 692,805; sole dispositive power 0; shared dispositive power 692,805; aggregate amount beneficially owned 692,805 (9.2% of the class)
- Samir Patel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 692,805; sole dispositive power 0; shared dispositive power 692,805; aggregate amount beneficially owned 692,805 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AstroNova, Inc.
Address of issuer's principal executive offices: 600 E GREENWICH AVENUE, WEST WARWICK, Rhode Island (RI), 02893
Comment: The class of equity securities to which this Schedule 13D relates is the Issuer's Common Stock ('Common Stock'), of AstroNova, Inc., a corporation organized under the laws of the State of Rhode Island (the 'Issuer'). The principal executive office of the Issuer is located at 600 East Greenwich Avenue, West Warwick, Rhode Island 02893, USA.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), on behalf of each of the following reporting persons (each, a 'Reporting Person' and collectively, the 'Reporting Persons'): Askeladden Capital Management, LLC, a Texas limited liability company, and Samir Patel.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Residence or business address: The address of the principal business and the principal office of the Reporting Persons is 1452 Hughes Road, Suite 200 #582, Grapevine, Texas 76051.
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Askeladden is organized under the laws of the State of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total cost for purchases of Common Stock by Askeladden, on behalf of its clients, including brokerage commissions, was approximately $8,359,658 (including shares held in Askeladden client accounts for Mr. Patel). The source of funds for the shares of Common Stock acquired for the accounts of Askeladden's clients were funds of such clients.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the initial Schedule 13D filing. The shares of Common Stock covered by this statement were originally acquired by the Reporting Persons in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. The Reporting Persons initially filed Schedule 13G with respect to shares of Common Stock of the Issuer on June 19, 2020 and have subsequently filed amendments thereto as required and applicable. Subsequent events have led the Reporting Persons to advocate for certain actions by the Issuer as described below.

The Reporting Persons have acquired the Shares based on their belief that they represent an attractive investment opportunity. The Reporting Persons are disappointed in the Issuer's operating performance and the lack of transparency regarding its plans to address persistent shareholder value destruction.

The Reporting Persons are engaging with the Issuer's management and Board of Directors to explore all potential avenues to maximize value for all shareholders. Depending on various factors, including but not limited to the Issuer's financial position, strategic direction, and market conditions, the Reporting Persons may take further actions as deemed appropriate. Such actions may include engaging in discussions with other shareholders; making recommendations concerning the Issuer's strategic direction; pursuing other initiatives to enhance shareholder value; seeking representation on the Issuer's Board of Directors; or effecting changes in the Issuer's executive management as needed. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may, at any time, formulate plans or proposals that could result in any of the foregoing actions.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing on March 17, 2025, is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
i.sole power to vote or direct the vote
See Item 7 on the cover page(s) hereto.

ii.shared power to vote or direct the vote
See Item 8 on the cover page(s) hereto.

iii.sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.

iv.shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.

The Reporting Persons own directly the shares of Common Stock reported in this Schedule 13D and each of them has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock directly owned by them.

As the investment manager of its clients' funds, Askeladden may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned in each client account.

Askeladden does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned directly in client accounts.

The Reporting Persons have shared voting power and sole dispositive power with regard to 692,805 shares of Common Stock.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was executed through the open market.
Other persons with the right to receive dividends or sale proceeds: Not applicable as all of the shares of Common Stock that are indicated as beneficially owned by Askeladden are beneficially owned by Askeladden on behalf of its investment advisory clients. In all cases, persons other than Askeladden have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, neither of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated March 17, 2025, by and among Askeladden Capital Management LLC and Samir Patel (filed herewith).

99.2 Schedule A - Additional information including the transactions effected by the Reporting Persons in the Common Stock during the past 60 days.

## Signatures
- ASKELADDEN CAPITAL MANAGEMENT LLC: /s/ Samir Patel, Managing Member (03/17/2025)
- Samir Patel: /s/ Samir Patel, Managing Member (03/17/2025)